The Joint Corp.

16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

November 10, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.

Registration Statement on Form S-1, as amended

File No. 333-198860

Ladies and Gentlemen:

On behalf of The Joint Corp. (the “Company”) we hereby advise you that based on its review of the Company’s preliminary financial statements as of and for the three months and the nine months ended September 30, 2014, the Company’s management is of the opinion that:

•	The Company’s financial results and trends as of and for the three months and the nine months ended September 30, 2014 are not materially different from its financial results and trends as of and for the three months and the six months ended June 30, 2014; and

•	The Company’s management believes that, as of the date of this letter, the information set forth in the Company’s Registration Statement on Form S-1 is complete in all material respects, does not contain any untrue or inaccurate statements or omit a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus in light of the circumstances under which they were made not misleading.

Please contact our counsel, Craig P. Colmar by telephone, at 312-922-1980 if you have any other questions or concerns regarding this matter.

Sincerely,

John B. Richards

/s/ John B. Richards

Chief Executive Officer

cc:	Mr. Craig P. Colmar